COMPANHIA FORCA E LUZ     [GRAPHIC OMITTED]    ADR-American Depositary Receipts
CATAGUAZES-LEOPOLDINA                          - Nivel 1
                                               USA
                                               Codigo dos Recibos
                                               CFLPY - Preferenciais "A"

           Investor Relations Monthly Report - July 30th, 2004 Edition

Company generation to be boosted by 120 GWh from November

The construction work on the Ivan Botelho III SHP (the new name of the Triunfo
SHP), which has an annual production capacity of 120 GWh (24.4 MW), is on schedule. The first generator of this SHP is scheduled to come into operation in November and the second in December this year.

The treatment of the dam foundations has been completed and the execution of the earth dam continues at a fast pace. Sixty-five percent of the pentstocks have been completed. The concrete construction work on the powerhouse is at the final stage and the assembly of the piping in the hydraulic units has begun.

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

This is the last SHP to be completed of the 5 SHPS which are part of the Sistema Cataguazes-Leopoldina's project to generate its own energy and which began to be constructed at the same time, in mid-2002.

The electrical energy generation plant of the Sistema Cataguazes-Leopoldina is currently comprised of 19 SHPs (total installed capacity of 105 MW and annual production of 525 GWh) and 50% of a thermoelectric power station (the 87 MW Juiz de Fora Thermoelectric power station, with annual production capacity of 650
GWh).

New software enhances business management program of the Sistema
Cataguazes-Leopoldina

A new set of software developed by the Sistema Cataguazes-Leopoldina is already up and running which is capable of enhancing the collection of information and monitoring the operating and financial figures of CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa. The primary objective of the software, which has incorporated the strategic management program initiated in 2001 by the Sistema Cataguazes-Leopoldina, is to lower controllable expenditure, consumer default rates and the consolidated rate of technical and commercial losses which should lie below 14% in 2004 (14.85% in 2003), resulting in savings of approximately R$20 million for the period.


Consolidated revenue of Cataguazes-Leopoldina was R$777 million in first half

The consolidated gross operating revenue of the Sistema Cataguazes-Leopoldina in the first half of 2004 rose by 31% as compared to the same period in 2003, amounting to R$777 million. Consolidated physical energy sales amounted to 3,270 GWh, rising by 5.0% as compared to the same period last year. However, considering only the retail market, sales fell by 2.7% (4.7% in the operating area of holding company CFLCL) during the same period concession area of the Sistema Cataguazes-Leopoldina, one of which was lost by CFLCL and two by subsidiary Energipe, which reflected a 11% fall in consolidated physical sales to the industrial sector. However, the distributors billed these consumers for charges for using the distribution system, which substantially cushioned the financial impacts resulting from this reduction.

                          Comparison among CFLCL, CENF, Energipe, CELB e Saelpa
                                Operating Indicators - First Half of 2004
  ---------------------------------------------------------------------------------------------
                                  CFLCL      CENF   Energipe   CELB     Saelpa   Consolidado
                             ------------------------------------------------------------------
   Gross Revenue - R$ million     152.5      41.5     231.2      53.6   278.8        776.6
   Growth %(*)                     + 28      + 39      + 26      + 25    + 36         + 31
   Electricity Sales - GWh          529       159       960       273   1,185        3,270
     Retail Market
       o   Residential              149        62       241        61     378          890
       o   Industrial               144        28       276       143     335          926
       o   Commercial                66        28       141        35     171          442
       o   Other classes            108        21       184        28     259          600
     Wholesale + Other               62        20       118         6      42          412
   Sales Increase - %(*)          + 7.6     - 0.2     - 7.0     - 1.5   + 2.8        + 5.0
     Retail Market                - 4.7         -     - 9.7     + 3.0   + 2.3        - 2.7
       o   Residential            - 2.4     - 0.8     + 4.4     + 3.0   + 3.6        + 2.4
       o   Industrial            - 10.7     - 3.5    - 27.8     + 3.1   + 1.7       - 11.0
       o   Commercial             - 1.9     + 4.0     + 4.4     + 2.8   + 0.2        + 1.6
       o   Other classes          - 0.6     + 2.1    - 0. 3     + 3.0   + 2.8        + 1.2
   (*) In relation to the same period of 2003.
                             ------------------------------------------------------------------


For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

                             Mauricio Perez Botelho
                           Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.